Notice to the Oslo Stock Exchange

ORKLA

06016985

P.O.Box 423 Skøyen, N-0213 Oslo
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

SUPPL

Trade subject to notification - Marthinsen

Senior Vice President and primary insider in Orkla ASA, Frode S. Marthinsen, has today on 7 September 2006 bought 500 Orkla shares in the market at an average price of NOK 308.50. Marthinsen's new holding in Orkla is 2,500 shares, 15 000 options and 12 000 synthetic options.

Orkla ASA, 7 September 2006

Contact:
Siv M. Skorpen, AVP Investor Relations, Tel: +47 22 54 44

dlw 9/19

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification – Stein Erik Hagen

Company closely associated with Stein Erik Hagen, Chairman of the Board of Orkla ASA, has on 31 August 2006 bought 670,000 shares in Orkla ASA at an average share price of NOK 309.24.

After this transaction, Stein Erik Hagen and his close associates own 37,343,550 shares in Orkla ASA.

1 September 2006

Contacts:
Siv M. Skorpen, Orkla Investor Relations, Tel: +47 2254 4455

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification – Options

On 5 September 2006, in connection with Orkla`s option programme, 2,000 options were exercised at a strike price of NOK 136.

A total of 1,809,077 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge position related to the remaining 239,500 synthetic options of the cash bonus programme.

Orkla holds 2,483,466 of its own shares.

Orkla ASA, 6 September 2006

Contact:
Siv M. Skorpen, Orkla Investor Relations, Tel: +47 2254 4455

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification – Options

On 6 September 2006, in connection with Orkla`s option programme, 2,000 options were exercised at a strike price of NOK 136.00.

A total of 1,807,077 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge position related to the remaining 239,500 synthetic options of the cash bonus programme.

Orkla holds 2,481,466 of its own shares.

Orkla ASA, 7 September 2006

Contact:
Siv M. Skorpen, Orkla Investor Relations, Tel: +47 2254 4455

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification – Stein Erik Hagen

Company closely associated with Stein Erik Hagen, Chairman of the Board of Orkla ASA, has on 7 September 2006 bought 296,450 shares in Orkla ASA at an average share price of NOK 309.01.

After this transaction, Stein Erik Hagen and his close associates own 37,640,000 shares in Orkla ASA.

8 September 2006

Contacts:
Rune Helland, Orkla Investor Relations, Tel: +47 2254 4411